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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Rule 13d-101
Information to be Included in Statements Filed pursuant to Rule 13d-1(a)
 and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
(Amendment No. 12)

                                              FUNDTECH LTD.
(Name of Issuer)

           ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE
(Title of Class of Securities)

                                                     M47095100
(CUSIP Number)

Nitsa Einan, Adv.
Clal Industries and Investments Ltd.
3 Azrieli Center, Triangle Tower
Tel Aviv, 67023
Tel: 972-3-6075795
                                                           Israel
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                                 December 4, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 pages

SCHEDULE 13D
CUSIP No. M47095100	Page 2 of 10 pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Clal Industries and Investments Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,161,197 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,161,197 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,161,197 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.02%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M47095100	Page 3 of 10 pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS IDB Development Corporation Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,161,197 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,161,197 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,161,197 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.02%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M47095100	Page 4 of 10 pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS IDB Holding Corporation Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,161,197 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,161,197 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,161,197 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.02%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M47095100	Page 5 of 10 pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Leon Recanati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,200
	8	SHARED VOTING POWER 5,161,197 shares
	9	SOLE DISPOSITIVE POWER 3,200
	10	SHARED DISPOSITIVE POWER 5,161,197 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,164,397 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.04%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M47095100	Page 6 of 10 pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Oudi Recanati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,161,197 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,161,197 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,161,197 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.02%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M47095100	Page 7 of 10 pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Elaine Recanati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,161,197 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,161,197 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,161,197 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.02%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M47095100	Page 8 of 10 pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Judith Yovel Recanati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,161,197 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,161,197 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,161,197 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.02%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 12 amends Items 3 and 5 of this Statement on Schedule 13D, as previously filed with the Securities and Exchange Commission. Unless otherwise defined in this Amendment No. 12 to Schedule 13D, capitalized terms have the meanings given to them in Schedule 13D previously filed.

Item 3. Source and Amount of Funds or Other Consideration

On December 4, 2002 Clal Industries acquired an aggregate of 200,000 Ordinary Shares in open market transactions on the NASDAQ at prices ranging from $3.350 to $3.450 per share.

The cost of the 200,000 Ordinary Shares was funded out of working capital of Clal Industries.

Item 5. Interest in Securities of the Issuer

The Issuer has advised the Reporting Persons that there were 14,326,877 Ordinary Shares outstanding on September 30, 2002. The percentages of Ordinary Shares outstanding set forth in this Statement are based on this number.

During the period from November 23, 2002 (the day after the last transaction reported in Schedule 13D) through December 4, 2002, Clal Industries made the following purchases of Ordinary Shares of the Issuer, all of which were made in open market transactions on the NASDAQ:

Date	Amount of Ordinary Shares	Price Per Share
December 4, 2002	25,000	$3.450
December 4, 2002	175,000	$3.350

As of December 4, 2002, Clal Industries was the direct owner of 5,161,197 Ordinary Shares of the Issuer, constituting approximately 36.02% of the Ordinary Shares of the Issuer. As of December 4, 2002, IDB Holding, IDB Development and the Reporting Persons who are natural persons may be deemed to share the power to vote and dispose of the 5,161,197 Ordinary Shares held by Clal Industries, constituting approximately 36.02% of the Ordinary Shares. In addition, Mr. Leon Recanati had the sole power to vote and dispose of 3,200 Ordinary Shares of the Issuer, constituting approximately 0.02% of the Ordinary Shares of the Issuer.

Based on information furnished to the Reporting Persons, Mr. Meir Shannie, the President and Chief Executive Officer of Clal Industries, and Mr. Yeoshua Agassi, the Executive Vice President of Clal Industries, each hold options for 12,000 Ordinary Shares which are exercisable within 60 days after December 4, 2002.

Page 9 of 10 pages

Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: as of December 11, 2002
CLAL INDUSTRIES AND INVESTMENTS LTD.
IDB DEVELOPMENT CORPORATION LTD.
IDB HOLDING CORPORATION LTD.
LEON RECANATI
OUDI RECANATI
ELAINE RECANATI
JUDITH YOVEL RECANATI

By:	IDB HOLDING CORPORATION LTD.

	By:	S/JAMES I. EDELSON

James I. Edelson, U.S. Resident Secretary of IDB Holding Corporation Ltd. for itself and on behalf of Clal Industries and Investments Ltd., IDB Development Corporation Ltd., Leon Recanati, Oudi Recanati, Elaine Recanati and Judith Yovel Recanati pursuant to the agreements annexed to Amendment No. 6 to Schedule 13D as exhibits 4-9, as filed.

Page 10 of 10 pages